Exhibit 12.1

COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
(amounts in thousands)	2004	2003	2002	2001	2000
(Loss) income before income taxes, extraordinary loss and cumulative effect of adoption of and changes in accounting principles	$(44,158)	$(37,446)	$(95,890)	$(105,062)	$62,353
Equity in net losses of equity method investees	—	1,933	3,405	1,962	385

(Loss) income before equity in net losses of equity method investees, income taxes, extraordinary loss and cumulative effect of adoption of and changes in accounting principles	(44,158)	(35,513)	(92,485)	(103,100)	62,738

Plus fixed charges:
Interest expense	6,103	6,945	7,254	17,966	6,384
Amortization of costs related to indebtedness	6,792	1,171	1,095	2,647	1,088
Estimated interest factor in rent expense(1)	455	443	576	734	428

Total Fixed Charges	13,350	8,559	8,925	21,347	7,900

Adjusted (loss) income	(30,808)	(26,954)	(83,560)	(81,753)	70,638
Fixed charges	13,350	8,559	8,925	21,347	7,900
Deficiency in earnings to cover fixed charges	$(44,158)	$(35,513)	$(92,485)	$(103,100)	$—
Ratio of earnings to fixed charges	*	*	*	*	8.9

*	Calculation not meaningful as ratio is less then 1.
(1)	The interest factor in rent expense is estimated as one-third of rental expense.